# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Edible Garden AG Incorporated, CIK 0001809750
CUSIP: 28059P303
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 283 County Road 519,, Belvidere, New Jersey (NJ), 07823
Date of event which requires filing of this statement: 01/10/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-106802
Filed by CIK 0001768077

## Reporting persons
- Riverside Merchant Partners LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Edible Garden AG Incorporated
Address of issuer's principal executive offices: 283 County Road 519, Belvidere, New Jersey, 07823

## Item 2. Person Filing
Name of person filing: Riverside Merchant Partners LLC
Address of principal business office or, if none, residence: 1581 Franklin Ave., Garden City, NY 11530
Citizenship: New York limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
0

This exit form refers to a Schedule 13G filed with the Securities and Exchange Commission on October 7, 2024, covering 700,000 shares of Common Stock; 1,350,000 shares of Common Stock issuable upon exercise of Pre-Funded Warrants; 2,050,000 shares of Common Stock issuable upon exercise of Class A Warrants; and 2,050,000 shares of Common Stock issuable upon exercise of Class B Warrants.

An investment committee established by Riverside Merchant Partners LLC is empowered to make all investment and voting decisions on behalf of Riverside Merchant Partners LLC. None of the members of the investment committee is deemed a beneficial owner of the Issuer's securities held by Riverside Merchant Partners LLC, based on the so-called "rule of three," which holds that, where voting and investment decisions regarding an entity's portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity's portfolio securities.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Riverside Merchant Partners LLC: /s/ Matthew Kern, Matthew Kern, Chief Financial Officer (01/29/2025)